

Mail Stop 4561

February 22, 2017

Richard Chance
Chief Financial Officer
Modsys International Ltd.
6600 LBJ Freeway, Suite 210
Dallas, Texas 75240

> **Re: Modsys International Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2017**
> **File No. 333-06208**

Dear Mr. Chance:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Please confirm that the proxy statement furnished pursuant to Exchange Act Rule 14a-3 shall be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year. Refer to 1S. under the caption "Proxy Rules and Schedule 14A" in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Alan Hambelton
Cooley LLP